Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

LORUS ENCOURAGED BY PHASE II INTERIM CLINICAL DATA PROVIDING EVIDENCE OF DISEASE STABILIZATIONS, TUMOR REDUCTIONS, AND A FAVOURABLE SAFETY PROFILE WITH GTI-2040 IN COMBINATION THERAPY IN ADVANCED RENAL CELL CARCINOMA

-Clinical investigators present findings at major international conference in Geneva -

TSX:               LOR

AMEX:          LRP

TORONTO, CANADA, September 30, 2004 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced it will present new clinical results today of a study in metastatic renal cell carcinoma with GTI-2040 in combination with capecitabine at a major international conference in Geneva, Switzerland.

The ENA meeting, a leading forum for presenting clinical oncology research, is organized jointly by the European Organization for Research and Treatment of Cancer (EORTC), United States National Cancer Institute (NCI), and American Association for Cancer Research (AACR).

In this clinical trial, GTI-2040, a novel oligonucleotide with specificity for the R2 component of ribonucleotide reductase that is elevated in renal cell carcinoma and many other cancers, was investigated in combination with capecitabine, an established chemotherapeutic agent that has also been studied in renal cell cancer.

Of 29 patients reported, including 25 evaluable for best response, all had advanced metastatic renal cell cancer that had either failed or was ineligible for standard therapies, and are representative of a population with very poor prognostic outcome.

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Data presented from the ongoing clinical study reported that at the recommended Phase II dose, more than 50 per cent of patients with advanced metastatic renal cell carcinoma showed disease stabilization.  Best tumor shrinkages included a 39 per cent reduction in a patient with a significant partial response and a 23 per cent reduction in a patient who had durable stabilization of disease of 10 months duration.  Adverse events were consistent with those expected with the drug combination studied, and demonstrated that GTI-2040 is well tolerated when combined with a cytotoxic agent like capecitabine.

“Lorus Therapeutics is focused on developing anticancer drugs which complement the efficacy of more toxic chemotherapies without adding significant additional toxicity,” said Dr Jim Wright, CEO of Lorus Therapeutics.  “We were pleased with the mild side effect profile previously seen with GTI-2040 alone, and its suitability for combination treatment, as part of a program that will also include investigation of GTI-2040 in combination with interferon immunotherapy as first-line therapy.”

The meeting presentation cited prior preclinical research on GTI-2040 combined with capecitabine in preclinical models which had demonstrated complementary activity of these agents in preventing and regressing growth of human kidney cancer tumor grafts.

The interim clinical study evaluation, under the lead authorship of Dr. Frank Torti of Wake-Forest University in Winston-Salem NC, was presented at the meeting by Dr. Apurva Desai of University of Chicago.  It provides the first detailed analysis of safety and efficacy for this ongoing phase II clinical trial.

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. It has also been described as a malignant determinant that is elevated in a wide range of tumors, and through deregulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies.  In addition to the clinical trial in renal cell cancer described above, GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 will be tested in combination chemotherapy in six different clinical trials. Five of these trials have been initiated.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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